Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated June 14, 2010, relating to the consolidated financial statements of Clinical Data, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph concerning substantial doubt about the Company’s ability to continue as a going concern), and the effectiveness of Clinical Data, Inc.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Clinical Data, Inc. for the year ended March 31, 2010 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.
/s/ DELOITTE & TOUCHE LLP
Boston, Massachusetts
November 15, 2010